UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2010

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐    No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐    No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐    No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.
Publicly-held Corporation
CNPJ/MF n. 60.643.228/0001-21
NIRE 35.300.022.807

MATERIAL FACT

In compliance with the provisions of article 157, §4º of Law 6.404/76, and CVM Instruction 358/2002, as amended, FIBRIA CELULOSE S.A. (BM&FBOVESPA FIBR3) ("FIBRIA" or the “Company”) hereby announces that today accepted, by irrevocable and irreversible means, a binding proposal offered by SUZANO PAPEL E CELULOSE S.A. (“SUZANO”) (“Proposal”), related to the sale by FIBRIA of the assets encompassing industrial properties, land and forests that together comprise the stake of the Company in the consortium Consórcio Paulista de Papel e Celulose – Conpacel, with headquarters in the city of Limeira, State of São Paulo, for a certain and agreed amount of R$1,450 million, which in general terms comprise the equivalent of 50% (fifty per cent) of (i) a cellulose and paper factory with annual production capacity around 390,000 tons of paper and approximately 650,000 tons of cellulose, and (ii) land with an approximate owned area of 76,000 hectares, and around 71,000 hectares of plantation, of which 53,000 hectares of owned areas and 18,000 hectares of leased areas ("Conpacel Assets").

The Proposal also contemplates the acquisition of the installations and other assets of the KSR paper distribution operation ("KSR Assets") for the amount of R$50 million, subject to adjustments after audit.

The total price of the referred to transaction resulting from the Proposal is R$1,500 million.

The closing of the acquisition of the Conpacel Assets shall occur until January 31, 2011, upon execution of the definitive agreements and payment of the price. The closing of the acquisition of the KSR Assets shall occur until February 28, 2011.

The transaction under this Material Fact shall be submitted to the approval of the relevant governmental authorities.

São Paulo, December 21st, 2010.

João Adalberto Elek Junior
Director of Investor Relations

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: December 21, 2010	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO